Buenos Aires, March 9, 2017

COMISIÓN NACIONAL DE VALORES

BOLSA DE COMERCIO DE BUENOS AIRES

Ref.:    Relevant Fact. Convening of an Ordinary and Extraordinary General Shareholders’ Meeting for April 7, 2017.

De mi mayor consideración:

I am writing to you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (the “Company”) to inform that on the date hereof the Board of Directors of the Company resolved to convene an Ordinary and Extraordinary General Shareholders’ Meeting for April 7, 2017, to be held at its offices located in Maipú 1, City of Buenos Aires, at 11.00 in first calling and 12.00 o´clock for second calling for the Ordinary Shareholder´s Meeting.

  Sincerely,

María Agustina Montes

Head of Market Relations